

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
MAIL STOP: 3561

June 7, 2017

Ms. Lei Wang
Quaterra Resources Inc.
1100 – 1199 West Hastings Street
Vancouver, British Columbia, Canada V6E 3T5

> **Re: Quaterra Resources Inc.**
> **Form 20-F for the Fiscal Year Ended December 31, 2016**
> **Filed April 3, 2017**
> **File No. 000-55139**

Dear Ms. Wang:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Mineral Resources, page 19

1.   We note your disclosure of measured and indicated resources in this section. Please report your measured resources separately from your indicated resources, which, we understand, is required under Canadian disclosure requirements. See Instruction 1 to Item 4.D of Form 20-F, which permits disclosure of estimates other than reserves if required by foreign law.

2.   The cutoff grade is a critical component used to evaluate the economic potential of the mineral properties. Please disclose the commodity prices, operating costs and recovery parameters used to determine your cutoff grade estimates. Please see Instruction 1 to Item 4.D of Form 20-F. Please show how your cutoff grade calculation demonstrates your mineral resources have reasonable prospects for economic extraction. In establishing your cutoff grade, your disclosure must realistically reflect the location, deposit scale, continuity, assumed mining method, metallurgical processes, costs, and metal prices.

3.   Please insert a small-scale map showing the location and access to each material property, as required by Instruction 1 to Item 4.D. of Form 20-F. We believe the

guidance found in Industry Guide 7(b)(2) would generally require maps and drawings to comply with the following features:

- A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

- A graphical bar scale should be included. Additional representations of scale such as "one inch equals one mile" may be utilized provided the original scale of the map has not been altered.

- A north arrow.

- An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.

- A title of the map or drawing, and the date on which it was drawn.

- In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact George K. Schuler, Mining Engineer at (202) 551-3718 or me at (202) 551-3795 with any questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director
Office of Beverages, Apparel and Mining